UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Cellegy Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

15115L 10 3

(CUSIP Number)

Barry L. Bloom
655 Madison Avenue, 8th Floor
New York, NY 10021
(212) 521-2930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

                                  SCHEDULE 13D

CUSIP No.      15115L 10 3                        Page    2    of    13    Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Andrew H. Tisch

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

            PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                      7   SOLE VOTING POWER
                              -0-

  NUMBER OF           8   SHARED VOTING POWER
   SHARES                     1,775,800
 BENEFICIALLY
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH                      -0-
  REPORTING
   PERSON             10   SHARED DISPOSITIVE POWER
    WITH                      1,775,800

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,775,800

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.9%

  14   TYPE OF REPORTING PERSON (See Instructions)

            IN

                                  SCHEDULE 13D

CUSIP No.      15115L 10 3                        Page    3    of    13    Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Daniel R. Tisch

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

            PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                      7   SOLE VOTING POWER
                              -0-

  NUMBER OF           8   SHARED VOTING POWER
   SHARES                     1,775,800
 BENEFICIALLY
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH                      -0-
  REPORTING
   PERSON             10   SHARED DISPOSITIVE POWER
    WITH                      1,775,800

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,775,800

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.9%

  14   TYPE OF REPORTING PERSON (See Instructions)

            IN

                                  SCHEDULE 13D

CUSIP No.      15115L 10 3                        Page    4    of    13    Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            James S. Tisch

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

            PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                      7   SOLE VOTING POWER
                              19,200

  NUMBER OF           8   SHARED VOTING POWER
   SHARES                     1,775,800
 BENEFICIALLY
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH                      19,200
  REPORTING
   PERSON             10   SHARED DISPOSITIVE POWER
    WITH                      1,775,800

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,795,800

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.0%

  14   TYPE OF REPORTING PERSON (See Instructions)

            IN

                                  SCHEDULE 13D

CUSIP No.      15115L 10 3                        Page    5    of    13    Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Thomas J. Tisch

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

            PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                      7   SOLE VOTING POWER
                              -0-

  NUMBER OF           8   SHARED VOTING POWER
   SHARES                     1,775,800
 BENEFICIALLY
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH                      -0-
  REPORTING
   PERSON             10   SHARED DISPOSITIVE POWER
    WITH                      1,775,800

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,775,800

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.9%

  14   TYPE OF REPORTING PERSON (See Instructions)

            IN

                                  SCHEDULE 13D

CUSIP No.      15115L 10 3                        Page    6    of    13    Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Julian C. Baker

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

            PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                      7   SOLE VOTING POWER
                              -0-

  NUMBER OF           8   SHARED VOTING POWER
   SHARES                     13,600
 BENEFICIALLY
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH                      -0-
  REPORTING
   PERSON             10   SHARED DISPOSITIVE POWER
    WITH                      13,600

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            13,600

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.1%

  14   TYPE OF REPORTING PERSON (See Instructions)

            IN

                                  SCHEDULE 13D

CUSIP No.      15115L 10 3                        Page    7    of    13    Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Felix J. Baker

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

            PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                      7   SOLE VOTING POWER
                              7,500

  NUMBER OF           8   SHARED VOTING POWER
   SHARES                     13,600
 BENEFICIALLY
  OWNED BY            9   SOLE DISPOSITIVE POWER
    EACH                      7,500
  REPORTING
   PERSON             10   SHARED DISPOSITIVE POWER
    WITH                      13,600

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            21,100

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.2%

  14   TYPE OF REPORTING PERSON (See Instructions)

            IN

        This Amendment No. 3 to Schedule 13D amends and supplements the statement on Schedule 13D previously filed by Four Partners (“FP”), a New York general partnership, and other entities and individuals with the Securities and Exchange Commission. Except as amended and supplemented herein, that statement remains in full force and effect.

Item 3.     Source and Amount of Funds or Other Consideration.

         All funds used to purchase 425,000 shares of Common Stock acquired by Four Partners on September 29, 2000 were provided from its working capital. The aggregate purchase price of such securities was $3,293,750.00.

Item 5.     Interest in Securities of the Issuer.

        Item 5 is amended to read as follows:

        The aggregate number and percentage of the outstanding Common Stock (based upon a total of 13,755,864 shares, representing 12,255,864 shares as reported by the Issuer as of July 31, 2000 plus a total of 1,500,000 shares issued on September 29, 2000) beneficially owned by each of the Reporting Persons is as follows:

Page 8 of 13 Pages

Four Partners	1,150,000	8.4%

Four-Fourteen Partners	47,700	0.3%

James S. Tisch, as custodian for accounts of his children	19,200	0.1%

Andrew H. Tisch 1999 Annuity Trust I	448,830	3.3%

Daniel R. Tisch 1999 Annuity Trust I	448,830	3.3%

James S. Tisch 1999 Annuity Trust I	448,830	3.3%

Thomas J. Tisch 1999 Annuity Trust I	448,830	3.3%

Andrew H. Tisch 2000 Annuity Trust VI	129,270	0.9%

Daniel R. Tisch 2000 Annuity Trust VI	129,270	0.9%

James S. Tisch 2000 Annuity Trust VI	129,270	0.9%

Thomas J. Tisch 2000 Annuity Trust VI	129,270	0.9%

Felix J. Baker	7,500	0.1%

Julian C. Baker and Felix J. Baker, owned jointly through a partnership of which they are the sole partners	13,600	0.1%

Total	3,550,400	25.8%

(1)	By virtue of their status as trustees of the respective annuity trusts, each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by those annuity trusts of which he is trustee and shared power to vote or direct the vote and dispose or direct the disposition of those shares.

(2)	By virtue of their status as managing trustees of the trusts which are the general partners of FP, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by FP and shared power to vote or direct the vote and dispose or direct the disposition of those shares.

(3)	By virtue of their status as trustees of the trusts which are members of Four-Fourteen Partners (“4-14P”), partners of the partnerships that are members of 4-14P and partners of the partnerships that are partners of the partnerships that are members of 4-14P, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by 4-14P and shared power to vote or direct the vote and dispose or direct the disposition of those shares.

Page 9 of 13 Pages

(4)	By virtue of his status as manager of FP and 4-14P, Thomas J. Tisch may be deemed the beneficial owner of the shares owned by FP and 4-14P and to have power to vote or direct the vote and dispose or direct the disposition of those shares.

(5)	By virtue of his status as custodian for certain accounts of his children, James S. Tisch has power to vote or direct the vote and dispose or direct the disposition of 19,200 shares of Common Stock owned by his children.

(6)	Upon his election to the Board of Directors of the Issuer on May 31, 2000, Felix J. Baker was granted an option expiring May 31, 2010 to purchase a total of 30,000 shares of Common Stock at $4.813 per share. The option vested and became exercisable as to 25% of the aggregate number of shares (7,500 shares) on May 31, 2000 and becomes exercisable with respect to 25% of the remaining 22,500 shares, or 5,625 shares, on each of May 31, 2001, 2002, 2003 and 2004. Accordingly, at the present time Felix J. Baker may be deemed the beneficial owner of 7,500 shares of Common Stock issuable upon exercise of the option, and his ownership percentage has been calculated as if these shares had been issued.

(7)	Julian C. Baker and Felix J. Baker jointly own 13,600 shares through a partnership of which they are the sole partners. Each of Julian C. Baker and Felix J. Baker has shared power to vote or direct the vote and dispose or direct the disposition of those shares.

         On September 29, 2000, Four Partners acquired 425,000 shares of Common Stock at a price of $7.75 per share.

         Because of certain business and family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this Statement is filed on his behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of, or pecuniary interest in, any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership or pecuniary interest is expressly reported herein.

Item 7.     Material to Be Filed as Exhibits.

Exhibit 5. Agreement regarding the joint filing of this statement.

Page 10 of 13 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2000                    By:  /s/ Andrew H. Tisch
                                        Andrew H. Tisch

                                   By:  /s/ Daniel R. Tisch
                                        Daniel R. Tisch

                                   By:  /s/ James S. Tisch
                                        James S. Tisch

                                   By:  /s/ Thomas J. Tisch
                                        Thomas J. Tisch

                                   By:  /s/ Julian C. Baker
                                        Julian C. Baker

                                   By:  /s/ Felix J. Baker
                                        Felix J. Baker

Page 11 of 13 Pages

EXHIBIT INDEX

Exhibit 5. Agreement regarding the joint filing of this statement.

Page 12 of 13 Pages